Exhibit 99.3

Press Release Source: Sanofi (EURONEXT: SAN) (NASDAQ: SNY)

Sanofi appoints Ameet Nathwani Chief Digital Officer

*	Ameet Nathwani, M.D., will also continue to serve as Executive Vice-President, Chief Medical Officer

Paris – February 12, 2019 – Sanofi has appointed Ameet Nathwani, M.D. as Chief Digital Officer in addition to his current role of Executive Vice President, Chief Medical Officer.

As Chief Digital Officer, Dr. Nathwani will be responsible for enhancing Sanofi’s strategy to integrate digital technologies and medical science to ultimately improve patient outcomes. His mandate will include scaling up Sanofi’s ongoing portfolio of digital initiatives by developing broad external partnerships, building out internal infrastructures, and exploring new business opportunities for Sanofi in the digital space.

“Over the last two years, we have made fast progress in creating an innovative portfolio of digital initiatives and novel partnerships,” said Olivier Brandicourt, Chief Executive Officer at Sanofi. “With Ameet’s wide experience in digital health and analytics, we will be able to further advance our capabilities to re-invent not only the way we discover and develop medicines but the types of future products we may offer to patients around the world.”

Dr. Nathwani joined Sanofi in May 2016 as Chief Medical Officer.

A U.K. citizen, born in Uganda and educated in the U.K., Dr. Nathwani has more than 20 years of experience in the pharmaceutical industry. Prior to joining Sanofi, Dr. Nathwani was the Global Head of Medical Affairs, Novartis Pharma AG and served as an extended member of the Pharma Executive Committee where he led the establishment of a Real World Evidence Center of Excellence and Digital Medicine capability.

He joined Novartis in 2004 as the Senior Vice President and Global Development Head of the Cardiovascular and Metabolic Franchise and over the period of 11 years held a number of senior development and commercial positions including the Global Head of the Critical Care Business Franchise. Dr. Nathwani began his pharmaceutical career in 1994 when he joined Glaxo Group Research. From 1994 to 2004, he held increasingly senior global functional and franchise leadership roles in research and development in Glaxo, SmithKline Beecham and GlaxoSmithKline, both in Europe and the U.S.

Dr. Nathwani qualified in medicine in 1987 in London, acquired his specialization in Cardiology at a number of University Hospitals in London, and has a diploma in Pharmaceutical Medicine and an executive Master’s Degree in Business Administration.

About Sanofi

Sanofi is dedicated to supporting people through their health challenges. We are a global biopharmaceutical company focused on human health. We prevent illness with vaccines, provide innovative treatments to fight pain and ease suffering. We stand by the few who suffer from rare diseases and the millions with long-term chronic conditions.

With more than 100,000 people in 100 countries, Sanofi is transforming scientific innovation into healthcare solutions around the globe.

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Media Relations Contact Quentin Vivant Tel.: +33 (0)1 53 77 46 46 mr@sanofi.com	Investor Relations Contact George Grofik Tel.: +33 (0)1 53 77 45 45 ir@sanofi.com